                                                      Registration No. 333-53909

     As filed with the Securities and Exchange Commission on July 1, 1998


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM S-6

                         PRE-EFFECTIVE AMENDMENT NO. 2
                        TO REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUST REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                            Pauletta P. Cohn, Esq.
                           Associate General Counsel
                American General Independent Producer Division
                             2727-A Allen Parkway
                           Houston, Texas 77019-2191
               (Name and Complete Address of Agent for Service)

                 Please send copies of all communications to:

                             Diane E. Ambler, Esq.
                             Mayer, Brown & Platt
                         2000 Pennsylvania Ave., N.W.
                            Washington, D.C. 20006


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Securities Being Offered: Flexible Premium Variable Life Insurance Policies.


                          --------------------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------

                     AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                 RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET



ITEM NO. OF FORM N-8B-2*                             PROSPECTUS CAPTION
-----------------------                              ------------------
1                                        Additional Information : Separate Account VL-R
2                                        Additional Information: AGL.
3                                        Inapplicable.
4                                        Additional Information: Distribution of Policies.
5, 6                                     Additional Information: Separate Account VL-R.
7                                        Inapplicable.**
8                                        Inapplicable.**
9                                        Additional Information: Legal Matters.
10(a)                                    Additional Information: Your Beneficiary, Assigning
                                           Your Policy.
10(b)                                    Basic Questions You May Have: How will the value
                                           of my investment in a Policy change over time?
10(c)(d)                                 Basic Questions You May Have: How can I change
                                           my Policy's insurance coverage?  How can I access
                                           my investment in a Policy?  Can I choose the form
                                           in which AGL pays out any proceeds from my
                                           Policy?  Additional Information: Payment of Policy
                                           Proceeds.
10(e)                                    Basic Questions You May Have: Must I invest any
                                           minimum amount in a policy?
10(f)                                    Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)   Basic Questions You May Have: To what extent will
                                           AGL vary the terms and conditions of the Policies
                                           in particular cases? Additional Information: Voting
                                           Privileges; Additional Rights That We Have.
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)   Inapplicable.**
10(i)                                    Additional Information: Separate Account VL-R;Tax
                                           Effects.
11                                       Basic Questions You May Have: How will the value
                                           of my investment in a Policy change over time?
                                         Additional Information: Separate Account VL-R.
12(a)                                    Additional Information: Separate Account VL-R;
                                           Front Cover.
12(b)                                    Inapplicable.
12(c), 12(d)                             Inapplicable.**
12(e)                                    Inapplicable, because the Separate Account did not
                                           commence operations until 1998.
13(a)                                    Basic Questions You May Have: What charges will
                                           AGL deduct from my investment in a Policy? What
                                           charges and expenses will the Mutual Funds deduct
                                           from the amounts I invest through my Policy?
                                           Additional Information: More About Policy
                                           Charges.
13(b)                                    Illustrations of Hypothetical Policy Benefits.
13(c)                                    Inapplicable.**

13(d)                                      Basic Questions You May Have: To what extent will
                                             AGL vary the terms and conditions of the Policy in
                                             particular cases?
13(e), 13(f), 13(g)                        None.
14                                         Basic Questions You May Have: How can I invest
                                             money in a Policy?
15                                         Basic Questions You May Have: How can I invest
                                             money in a Policy?  How do I communicate with
                                             AGL?
16                                         Basic Questions You May Have: How will the value
                                             of my investment in a Policy change over time?

ITEM NO.                                   ADDITIONAL INFORMATION
--------                                   ----------------------
17(a), 17(b)                               Captions referenced under Items 10(c), 10(d), and 10(e).
17(c)                                      Inapplicable.
18(a)                                      Captions referred to under Item 16.
18(b), 18(d)                               Inapplicable.
18(c)                                      Additional Information: Separate Account VL-R.
19                                         Additional Information: Separate Account VL-R;
                                             Our Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d),  20(e), 20(f)  Inapplicable.
21(a), 21(b)                               Basic Questions You May Have: How can I access
                                             my investment in a Policy?  Additional Information:
                                             Payment of Policy Proceeds.
21(c)                                      Inapplicable.**
22                                         Additional Information: Payment of Policy Proceeds-
                                             Delay to Challenge Coverage.
23                                         Inapplicable.**
24                                         Basic Questions You May Have; Additional
                                             Information.
25                                         Additional Information: AGL.
26                                         Inapplicable, because the Separate Account did not
                                             commence operations until 1998.
27                                         Additional Information: AGL.
28                                         Additional Information: AGL's Management.
29                                         Additional Information: AGL.
30, 31, 32, 33, 34                         Inapplicable, because the Separate Account did not
                                             commence operations until 1998.
35                                         Inapplicable.**
36                                         Inapplicable.**
37                                         None.
38, 39                                     Additional Information: Distribution of the Policies.
40                                         Inapplicable, because the Separate Account did not
                                             commence operations until 1998.
41(a)                                      Additional Information: Distribution of the Policies.
41(b), 41(c)                               Inapplicable.**
42, 43                                     Inapplicable, because the Separate Account did not
                                             commence operations or issue any securities until
                                             1998.
44(a)(1), 44(a)(2), 44(a)(3)               Basic Questions You May Have: How will the value
                                             of my investment in a Policy change over time?
44(a)(4)                                   Additional Information: Tax Effects--Our taxes.
44(a)(5), 44(a)(6)                         Basic Questions You May Have: What charges will
                                             AGL deduct from my investment in a Policy?
44(b)                                      Inapplicable.**
44(c)                                      Caption referenced in 13(d) above.


45                           Inapplicable, because the Separate Account did not
                               commence operations until 1998.
46(a)                        Captions referenced in 44(a) above.
46(b)                        Inapplicable.**
47, 48, 49                   None.
50                           Inapplicable.
51                           Inapplicable.
52(a), 52(c)                 Basic Questions You May Have: To what extent can
                               AGL vary the terms and conditions of the Policy in particular cases? Additional Information:
                             Additional Rights That We Have.
52(b), 52(d)                 None.
53(a)                        Additional Information: Tax Effects--Our taxes.
53(b), 54                    Inapplicable.
55                           Illustrations of Hypothetical Policy Benefits.
56-59                        Inapplicable.**


* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                          INCORPORATION BY REFERENCE


American General Life Insurance Company Separate Account VL-R incorporates by reference all of its initial filing on Form S-6 Registration Statement
(File No. 333-53909), filed on May 29, 1998 with the Securities and Exchange Commission ("SEC"), with the exception of the cover page of the prospectus, and all of Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement (File No. 333-53909) filed on June 12, 1998 with the SEC.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 1st day of July, 1998.

                              AMERICAN GENERAL LIFE INSURANCE
                              COMPANY SEPARATE ACCOUNT VL-R
                              (Registrant)

                              BY:   AMERICAN GENERAL LIFE
                                    INSURANCE COMPANY
                                    (On behalf of the Registrant and itself)



                                    BY:  /s/ B. SHELBY BAETZ
                                        ------------------------------
                                         B. Shelby Baetz
                                         Senior Vice President
[SEAL]

ATTEST:      PAULETTA P. COHN
            ------------------------
             Pauletta P. Cohn
             Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                            Title                       Date
---------                            -----                       ----

 RODNEY O. MARTIN, JR.*    Principal Executive Officer       July 1, 1998
------------------------
(Rodney O. Martin, Jr.)

 ROBERT F. HERBERT, JR.*   Principal Financial and           July 1, 1998
-------------------------  Accounting Officer
(Robert F. Herbert, Jr.)

Directors
---------


------------------------                                          , 1998
(James S. D'Agostino, Jr.)



 DAVID A. FRAVEL*                                            July 1, 1998
------------------------
(David A. Fravel)



 ROBERT F. HERBERT, JR.*                                     July 1, 1998
------------------------
(Robert F. Herbert, Jr.)



                                                                  , 1998
------------------------
(Royce G. Imhoff, II)



 JOHN V. LAGRASSE*                                           July 1, 1998
------------------------
(John V. LaGrasse)



 RODNEY O. MARTIN, JR.*                                      July 1, 1998
------------------------
(Rodney O. Martin, Jr.)



------------------------                                           , 1998
(Jon P. Newton)



 PHILIP K. POLKINGHORN*                                      July 1, 1998
------------------------
(Philip K. Polkinghorn)



*By: /s/ B. SHELBY BAETZ                                     July 1, 1998
   -----------------------------
     B. Shelby Baetz
         Attorney-in-Fact